FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX ANNOUNCES ITS DECISION TO CONTINUE WITH ITS CASH TENDER OFFER FOR SHARES OF EMBRATEL

TELMEX reaffirms its commitment to Embratel and Brazil

Mexico City, June 7, 2006. Teléfonos de México, S.A. de C.V. (BMV:TELMEX; NYSE:TMX; NASDAQ:TFONY; LATIBEX:XTMXL) (TELMEX) announced today that it will maintain its cash tender offer for any and all outstanding publicly held common and preferred shares of Embratel Participações S.A. (Embratel Holdings).

TELMEX announced on May 8, 2006 that it would pay 6.95 Brazilian reais per 1,000 shares, plus indexation, for both common shares and preferred shares, including preferred shares represented by American Depositary Shares (ADSs). TELMEX currently owns 72.4% of the outstanding shares of Embratel Holdings, including 97.3% of the common shares and 45.5% of the preferred shares. The proposed offer is still under review by the Brazilian securities regulatory authority, the Commissão de Valores Imobiliários (CVM).

The proposed offer is subject to a condition that would permit TELMEX to withdraw the offer if the dollar value of the BOVESPA Index, the leading measure of the broad Brazilian equity market, decreased by 20% or more from its value on May 8, 2006. Since then the Brazilian stock market has seen a decline in prices. On May 24, after the dollar value of the BOVESPA Index first fell more than 20% below its May 8 value, TELMEX announced that it would waive the condition until June 6.

Today TELMEX announced that it will maintain its request for CVM registration of the tender offer and that it is permanently waiving the condition. This waiver reaffirms TELMEX's commitment to Embratel and to Brazil.

Neither TELMEX nor any of its affiliates has commenced the tender offer to which this communication relates. Upon commencement of the tender offer, TELMEX will publish a tender offer statement and file it with the U.S. Securities and Exchange Commission (SEC). Holders of Embratel Holdings shares and ADSs should read the tender offer statement, because it will contain important information about the tender offer. The tender offer statement and other documents relating to the tender offer will be available free of charge on the SEC's website and from the information agent to be appointed in connection with the tender offer.

TELMEX is the leading Telecommunications Company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary network with countrywide coverage and presence in Brazil's main metropolitan areas. It also controls TELMEX do Brasil, a corporate business telecommunications provider and has a minority economic interest in Net Serviços, Brazil's leading pay TV operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - TELMEX ANNOUNCES ITS DECISION TO CONTINUE WITH ITS CASH TENDER OFFER FOR SHARES OF EMBRATEL